LendingTree, Inc.

1415 Vantage Park Dr., Suite 700

Charlotte, North Carolina 28203

July 9, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti

Re:	LendingTree, Inc. Registration Statement on Form S-3 Filed April 26, 2024 File No. 333-278973

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, LendingTree, Inc. (the “Company”), hereby respectfully requests that the effectiveness of the registration statement referred to above (the “Registration Statement”) be accelerated so that it becomes effective at 4:30 p.m., Eastern Time, on July 11, 2024, or as soon thereafter as possible.

The Company hereby authorizes Edwin Astudillo of Sheppard Mullin Richter & Hampton LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please contact Mr. Astudillo at (619) 318-9987 when the Registration Statement has been declared effective pursuant to this request and/or with any questions.

Sincerely,

LendingTree, Inc.

By:	/s/ Heather Novitsky
Name:	Heather Novitsky
Title:	Corporate Secretary